(Falcon Classic Letterhead)

September 17, 1997


Dear Limited Partner:

         Falcon Classic Cable Income Properties, L.P. (the "Partnership") has become aware that another unsolicited offer for up to approximately 3,522 units (representing 4.9% of the outstanding units in the Partnership), at a price of $560 per unit, was commenced by Madison Partnership Liquidity Investors 36, L.L.C.
("Madison") in a letter dated September 8, 1997.

         This offer was made without the consent or the involvement of the General Partner.

         One of the obligations of the General Partner is to endeavor to preserve the status of the Partnership as a partnership under Federal income tax laws. Failure to maintain this status could have a material adverse effect on the Partnership and its partners. Among the related legal requirements imposed upon the Partnership is that its partnership interests not be traded in an established securities market. As it believes is customary, the Partnership complies with this requirement by adhering to a safe harbor provision contained in the Federal income tax regulations which limits most sales of limited partnership interest to five percent of the outstanding units in any given year. That limitation was reached during September 1997. Accordingly, no further resales of units, including any attempted sales related to the Madison offer, will be recognized by the Partnership for the balance of 1997.

         Notwithstanding the fact that no further resales of limited partnership interests may be made in 1997, we are required to furnish you with our position with respect to the above offer. We have considered this offer and, based on the information made available by Madison, believe that it is inadequate and not in your best interest to accept. Accordingly, the General Partner's recommendation is that you reject the Madison offer. We urge you not to sign the Agreement of Assignment and Transfer Form and not tender your Units to Madison. In evaluating the offer, the General Partner believes that its limited partners should consider the following information:

      By letter dated June 24, 1997, the Partnership advised its unitholders that the General Partner intended to exercise its purchase right to acquire all of the Partnership's cable systems pursuant to the Appraisal Process for cash consideration equal to the median appraised value of $82.0 million (the "Appraised Value"). The General Partner further advised the Partnership that, as permitted by the Partnership Agreement, it intended that the cable systems be acquired (the "Sale") by certain affiliates of the General Partner (the "Purchasers"). On June 27, 1997, the General Partner caused the Partnership to enter into an Asset Purchase Agreement with the Purchasers, and the parties have begun to seek the necessary regulatory and other consents.

      Based upon the Appraised Value of $82.0 million and assuming a hypothetical liquidation of the Partnership on June 30, 1997, the estimated cash distribution to unitholders would have been approximately $877 per limited partnership unit (the "Hypothetical Estimated Per Unit Distribution") (based upon 71,879 units outstanding). This Hypothetical Estimated Per Unit Distribution was calculated assuming net liabilities on the balance sheet of the Partnership, net of current assets ("Net Liabilities"), of approximately $18.4 million (as of June 30, 1997), including the Partnership's outstanding bank indebtedness of $22.3 million as of June 30, 1997. As with other liabilities, the Partnership's bank indebtedness must be repaid prior to the payment of any liquidating distribution to the partners. Such Hypothetical Estimated Per Unit Distribution also assumes that the Net Liabilities as of June 30, 1997 represent the only payments, other than certain reserved expenses, that would have been required to be made by the Partnership prior to the distribution of cash to the unitholders. Accordingly, the Hypothetical Estimated Per Unit Distribution is presented for illustrative purposes only and does not necessarily represent amounts the Partnership could have distributed to unitholders on June 30, 1997 or any date thereafter. The actual distribution will vary depending on, among other things, the date of the actual dissolution and related distribution to unitholders.

         Based on this recent development, the General Partner recommends that you NOT transfer, agree to transfer, or tender any units in response to the Madison offer.

     If you have any questions regarding these matters or your investment, please call our Investor Services Department at (800) 433-4287. We will, of course, keep you informed of significant events as they develop. We appreciate the continued support and interest of our Unitholders.

Sincerely,

Falcon Classic Cable Income Properties, L.P.
A California Limited Partnership


cc:      Account Representative